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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           The Sagemark Companies Ltd.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                    78668E108
                                 (CUSIP Number)

                                Robert L. Blessey
                               51 Lyon Ridge Road
                             Katonah, New York 10536

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                   Copies to:

                           The Sagemark Companies Ltd.
                     1285 Avenue of the Americas, 35th Floor
                            New York, New York 10019

                                January 20, 2006
             (Date of Event which Requires Filing of this Statement)

                          ----------------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 4
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

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CUSIP No. 78668E108                                       Page 2 of 4
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   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Robert L. Blessey SSN ###-##-####
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]
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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS

        See Note 1 on Page 2
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
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                               7   SOLE VOTING POWER
   NUMBER OF SHARES
  BENEFICIALLY OWNED               571,811 shares of common stock
   BY EACH REPORTING        ----------------------------------------------------
      PERSON WITH              8   SHARED VOTING POWER

                                   N/A
                            ----------------------------------------------------
                               9   SOLE DISPOSITIVE POWER

                                   571,811 shares of common stock
                            ----------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   N/A
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        571,811 shares of common stock.  See Note 2 on Page 2
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                               [ ]


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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8%
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  14    TYPE OF REPORTING PERSON

        IN
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

NOTE 1. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person acquired 571,811 shares of common stock the Issuer pursuant to the following transactions:

    SHARES          FUNDS OR OTHER CONSIDERATION

     977 Acquired by Bocara Corp. in May 2001 pursuant to a Stock Purchase Agreement dated as of May 14, 2001, as amended, by and among the Issuer, Pamels Corp., John M. Donaldson Revocable Trust, Tara Capital, Inc., Bocara Corporation, Mercury Capital Corp., Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. in consideration of and in exchange for shares of common stock of Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. owned by Bocara Corp..

                    Bocara Corp. is a Nevada corporation whose shareholders and officers are the Reporting Person and his spouse. The Reporting Person owns 25% of Bocara Corp. and his spouse owns 75%. Although the Reporting Person disclaims beneficial ownership of his spouse's 75% of Bocara Corp., as the Reporting Person is the Secretary and a Director of Bocara Corp., and the Secretary and a member of the Board of Directors of the Issuer, 100% of the shares of common stock of the Issuer owned by Bocara Corp. are included herein

   525,000 Acquired by Bocara Corp. in June 2004 pursuant to an earn-out provision of a Stock Purchase Agreement dated as of May 14, 2001, as amended, by and among the Issuer, Pamels Corp., John M. Donaldson Revocable Trust, Tara Capital, Inc., Bocara Corporation, Mercury Capital Corp., Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. in consideration of and in exchange for shares of common stock of Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. owned by Bocara Corp.

                    Bocara Corp. is a Nevada corporation whose shareholders and officers are the Reporting Person and his spouse. The Reporting Person owns 25% of Bocara Corp. and his spouse owns 75%. Although the Reporting Person disclaims beneficial ownership of his spouse's 75% of Bocara Corp., as the Reporting Person is the Secretary and a Director of Bocara Corp., and the Secretary and a member of the Board of Directors of the Issuer, 100% of the shares of common stock of the Issuer owned by Bocara Corp. are included herein

   33,334           Acquired by the Reporting Person with personal funds.

   12,500 Represents vested but unexercised shares underlying a warrant issued by the Issuer to the Reporting Person which expires on October 10, 2010 and is execisable at $1.60 per share.
  -------

  571,811           TOTAL

NOTE 2. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Total aggregate of 571,811 shares of common stock beneficially owned by the Reporting Person includes 12,500 vested but unexercised shares underlying a warrant issued by the Issuer to the Reporting Person which expires on October 10, 2010 and is execisable at $1.60 per share; 33,334 shares of common stock of the Issuer registered in the Reporting Person's name and; 525,977 shares owned by Bocara Corp., a Nevada corporation whose shareholders and officers are the Reporting Person and his spouse. Although the Reporting Person disclaims beneficial ownership of his spouse's 75% of Bocara Corp., as the Reporting Person is the Secretary and a Director of Bocara Corp., and the Secretary and a member of the Board of Directors of the Issuer, 100% of the shares of common stock of the Issuer owned by Bocara Corp. are included herein.

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                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 11, 2006


                                         By: /s/ ROBERT L. BLESSEY
                                             -----------------------
                                         Name: Robert L. Blessey

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